April 1, 2011

Re:	VoiceServe, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed March 7, 2011 File No. 333-169459

Dear Mr. Groff:

We represent Voiceserve, Inc. (“Voiceserve” or, the “Company,” “we,” “us,” or “our”).  By letter dated March 10, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on March 7, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Amendment 1 to Registration Statement on Form S-1

General

1.	We note your response to comment 1 from our letter dated December 28, 2010. Further revise to account for inconsistent references to the number of securities to be offered on pages 34 and 37A.

Response: The Registration Statement on Form S-1/A has been revised on page 34 to correctly reflect the number of securities being offered.

Calculation of Registration Fee

2.
In accordance with comment 2 from our letter dated December 28, 2010, revise footnote 2 to the registration fee table and the phrase  “at an assumed public offering price of $.025 per share”  under “Dilution” to make clear that the company’s offering will be at a fixed price.

Response: The Registration Statement on Form S-1/A has been revised on footnote 2 to the registration fee table and under “Dilution” to make it clear that the company’s offering will be at a fixed price.

Summary of Financial Information, page 3

3.	Please revise to update the information for the nine months ended December 31, 2010.

Response: The Registration Statement on Form S-1/A has been revised on page 3 to include updated financial information for the nine months ended December 31, 2010.

Risk Factors, page 6

Risks Relating to Our Business, page 6

We May Not Be Able To Hire And Retain Qualified Personnel To Support…, page 6

4.
Paragraph two under this risk factor appears to discuss a different risk than does paragraph one.  Per prior comment 3 from our letter dated December 28, 2010, revise to add an applicable header above paragraph two.

Response: The Registration Statement on Form S-1/A has been revised on page 6 to include an applicable header for the risk factor provided.

Business Overview, page 14

5.	We note your response to comment 8 from our letter dated December 28, 2010, but see no applicable revision with regard to competition. Revise to discuss the competitive environment you operate in.

Response: The Registration Statement on Form S-1/A has been revised on page 15 to discuss the competitive environment we operate in.

Management’s Discussion and Analysis of Financial Condition And Results Of Operations, page 20

Results of Operations For The Third Quarters And First Nine Months Of Fiscal Years 2011 and 2010 Ended December 31, 2010 And December 31, 2009, Respectively, page 23

6.
Revise the “Net Income (Loss)” section for the three month period to correctly account for and explain the decreased loss.  In addition, expand your “Cost of Revenues” section for both the three month and nine month periods to elaborate as to why cost of revenues roughly doubled in each of those fiscal 2011 periods.  The respective revisions should reconcile the disclosure for the three month period which attributes the increase to “higher expenditures for product development labor and customer support” with the disclosure for the nine month period which attributes the increase to “a temporary pricing strategy” and expanded focus on “large businesses.”

Response: The Registration Statement on Form S-1/A has been revised on page 25 to correctly account for and explain the decreased loss, as well as, an elaboration of the “Cost of Revenues” section for both the three and nine month periods.

Results Of Operations For The Year Ended March 31, 2010 Compared To The Year Ended March 31, 2009, page 25

Cost of Revenues, page 26

7.
We note the restored disclosure provided in response to comment 11 from our letter dated December 28, 2010.  Explain the sentence “[t]he decrease in cost of revenues in 2010 reflects the additional purchase from the old clientele.”  In addition, revise the last sentence under “Net Income (Loss)” to indicate that the figures cited are for the last two quarters in fiscal 2010, not “the most recent two quarters.”

Response: The Registration Statement on Form S-1/A has been revised on page 27 to explain the decrease in our cost of revenues, as well as to indicate that the figures sited under “Net Income (Loss)” are for the last two quarters in fiscal 2010.

Directors, Executive Officers, Promoters and Control Persons, page 28

8.
Further revise the disclosure added in response to comment 14 from our letter dated December 28, 2010 to disclose when Messrs. Taylor and Millet were appointed as directors.  With regard to Mr. Millet, revise to disclose the specific experience, qualifications, attributes or skills that led the board of directors to conclude that he should serve as a director.  We note that the prior revision discusses why he was appointed as secretary and accountant.

Response: The Registration Statement on Form S-1/A has been revised on pages 30 amd 31 to disclose when Messrs. Taylor and Millet were appointed as directors, as well as, the specific experience, qualifications, attributes or skills that led the board of directors to conclude that Mr. Millet should serve as  a director.

Executive Compensation, page 31`

9.
The first sentence in this section still states that “[c]ompensation is determined by the officers of the Company….”  Per comment 15 from our letter dated December 28, 2010, explain what if any involvement your officers have in determining compensation.  In this regard, we note your statements that the board of directors is charged with bonus determinations.  In addition, to the extent that the term “directors” in the second sentence of this section should read executive officers, revise to so indicate.

Response: The Registration Statement on Form S-1/A has been revised on page 32 to disclose that compensation is determined by the officers and directors of the Company.

Employment Agreements, page 32

10.
The disclosure added in response to comment 18 from our letter dated December 28, 2010 incorrectly states that Mr. Stefansky’s agreement calls for “an annual base salary of $8,000” rather than a monthly base salary of $8,000.  Revise to correct.  In addition, state the effective date of Mr. Stefansky’s agreement and describe all material terms of the agreement, including benefits and termination rights and payments.

Response: The Registration Statement on Form S-1/A has been revised on page 33 to correctly disclose that Mr. Stefansky’s employment agreement provides for a monthly base salary of $8,000.

Plan of Distribution, page 34

11.
The revisions made in response to comment 20 from our letter dated December 28, 2010 discuss characteristics of a secondary offering and, therefore, are inapplicable to the company’s primary offering.  We note that the plan of distribution for the concurrent secondary offering is provided on pages 41A to 42A.  Revise completely to discuss the primary offering plan of distribution.  In addition, restore the “Plan of Distribution” header.

Response: The Registration Statement on Form S-1/A has been revised on page 12 to include the Company’s plan of distribution and page 34 to delete the information regarding the secondary offering previously provided.

Recent Sales of Unregistered Securities, page II-2

12.
We reissue comment 22 from our letter dated December 28, 2010.  Revise your disclosure to account for all sales of unregistered securities covered by Item 701.  We note applicable transactions disclosed under Note 9 on page F-12 and under Note 8 on page F-30.

Response: The Registration Statement on Form S-1/A has been revised to disclose on page II-2 all sales of unregistered securities covered by Item 701.

Very truly yours,

ANSLOW & JACLIN LLP